UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BTHC VII, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

05578E100
(CUSIP Number)

Seymour Holtzman
c/o Jewelcor Companies
100 N. Wilkes Barre Blvd.
4th Floor
Wilkes Barre, Pennsylvania 18702
(570) 822-6277
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

July 27, 2007
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:  ☐

SCHEDULE 13D
CUSIP No. 05778E100

1)           NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Seymour Holtzman
 _____________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)☐
                                (b) ☒
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDSN/A
______________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6)CITIZENSHIP OR PLACE OF ORGANIZATION
United States
______________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                6,046,813
SHARES                                     _______________________________________________________
BENEFICIALLY                                  8)           SHARED VOTING POWER
OWNED BY                                                                           none
EACH                                           _______________________________________________________
REPORTING                                        9)           SOLE DISPOSITIVE POWER
PERSON                                                                           6,046,813
WITH                                           _______________________________________________________
              10)           SHARED DISPOSITIVE POWER
none
______________________________________________________________________________
11)           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,046,813
______________________________________________________________________________
12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐
_____________________________________________________________
13)           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.1%
_____________________________________________________________
14)           TYPE OF REPORTING PERSON
IN

SCHEDULE 13D
CUSIP No. 05778E100

1)           NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

SH Independence, LLC                                                                              20-2923276
 _____________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  ☐
                                (b) ☒
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDSN/A
______________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)☐
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada
______________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                6,046,813
SHARES                                     _______________________________________________________
BENEFICIALLY                                  8)           SHARED VOTING POWER
OWNED BY                                                                           none
EACH                                           _______________________________________________________
REPORTING                                       9)           SOLE DISPOSITIVE POWER
PERSON                                                                           6,046,813
WITH                                           _______________________________________________________
                 10)           SHARED DISPOSITIVE POWER
none
____________________________________________________________________ __________
11)           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,046,813
_______________________________________________________________________________
12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    ☐
______________________________________________________________
13)           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.1%
______________________________________________________________
14)           TYPE OF REPORTING PERSON
OO

SCHEDULE 13D
CUSIP No. 05778E100

1)           NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Holtzman Financial Advisors, LLC                                                                 20-0236486
 _____________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  ☐
                             (b) ☒
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDSN/A
______________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)☐
______________________________________________________________________________
6)CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada
______________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                6,046,813
SHARES                                     _______________________________________________________
BENEFICIALLY                                  8)           SHARED VOTING POWER
OWNED BY                                                                           none
EACH                                           ______________________________________________________
REPORTING                                       9)           SOLE DISPOSITIVE POWER
PERSON                                                                           6,046,813
WITH                                           ______________________________________________________
              10)           SHARED DISPOSITIVE POWER
none
_____________________________________________________________________________
11)           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,046,813
_____________________________________________________________________________
12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
____________________________________________________________
13)           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.1%
____________________________________________________________
14)           TYPE OF REPORTING PERSON
OO

SCHEDULE 13D
CUSIP No. 05778E100

1)           NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Holtzman Opportunity Fund, L.P.                                                                  20-2923350
 _____________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  ☐
                             (b) ☒
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDSN/A
______________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)☐
______________________________________________________________________________
6)CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada
______________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                6,046,813
SHARES                                    ________________________________________________________
BENEFICIALLY                                  8)           SHARED VOTING POWER
OWNED BY                                                                           none
EACH                                           _______________________________________________________
REPORTING                                       9)           SOLE DISPOSITIVE POWER
PERSON                                                                           6,046,813
WITH                                           _______________________________________________________
              10)           SHARED DISPOSITIVE POWER
none
______________________________________________________________________________
11)           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,046,813
_______________________________________________________________________________
12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   ☐
_____________________________________________________________
13)           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.1%
_____________________________________________________________
14)           TYPE OF REPORTING PERSON
PN

ITEM 1.                      SECURITY AND ISSUER.

This statement relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of BTHC VII, Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 155 North Wacker Drive, Suite 500, Chicago, Illinois 60606.

ITEM 2.                      IDENTITY AND BACKGROUND.

(a) - (c), (f) This Schedule 13D is being filed jointly by Seymour Holtzman, SH Independence, LLC, Holtzman Financial Advisors, LLC and Holtzman Opportunity Fund, L.P. (the “Reporting Persons”).

Holtzman Opportunity Fund, L.P. (“Opportunity”) is a Nevada limited partnership which is primarily involved in acquiring, holding and disposing of investments in various companies.  The address of the principal business and principal offices of Opportunity is 100 N. Wilkes Barre Blvd., 4th Floor, Wilkes Barre, Pennsylvania 18702.

The general partner of Opportunity is Holtzman Financial Advisors, LLC (“Advisors”), a Nevada limited liability company which is primarily involved in managing Opportunity’s affairs and assets.  The address of the principal business and principal offices of Advisors is 100 N. Wilkes Barre Blvd., 4th Floor, Wilkes Barre, Pennsylvania 18702.

The Managing Member of Advisors is SH Independence, LLC (“Independence”), a Nevada limited liability company which is involved in serving as the Managing Member of Advisors.  The address of the principal business and principal offices of Independence is 100 N. Wilkes Barre Blvd., 4th Floor, Wilkes Barre, Pennsylvania 18702.

The sole member of Independence is Seymour Holtzman, a United States citizen whose business address is 100 N. Wilkes Barre Blvd., 4th Floor, Wilkes Barre, Pennsylvania 18702.  Mr. Holtzman serves as Chairman and Chief Executive Officer of each of Jewelcor Management, Inc., a company primarily involved in investment and management services and C.D. Peacock, Inc., a Chicago, Illinois retail jewelry establishment. Mr. Holtzman is currently the Chief Executive Officer and Co-Chairman of the Board of George Foreman Enterprises, Inc. (GFME.PK), the Chairman of the Board of Web.com, Inc. (OTC: WWWW) and the Chairman of the Board of Casual Male Retail Group, Inc. (CMRG).

(d) - (e) During the last five years, no Reporting Person or other person identified in response to this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.                      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Opportunity acquired 6,046,813 shares of Common Stock reported in this Schedule 13D through the exchange of 24,330 shares of common stock of Whitehall Jewelers, Inc. (“Whitehall”) pursuant to the merger of a subsidiary of the Company with and into Whitehall.

ITEM 4.                      PURPOSE OF TRANSACTION.

An Agreement of Merger and Plan of Reorganization  was entered into on July 27, 2007, by and among the Company, WBT Acquisition Corp. (“Acquisition Corp.”), and Whitehall (the “Merger Agreement”).  Pursuant to the Merger Agreement, at the effective time of the merger (the “Merger”), Acquisition Corp. merged with and into Whitehall, with Whitehall remaining as the surviving  entity and a wholly owned operating subsidiary of the Company.  Pursuant to the Merger, the Company issued shares of the Company’s Common Stock to all the former holders of Whitehall shares, in exchange for their shares of common stock of Whitehall; Opportunity was issued 6,046,813 shares of Common Stock in exchange for Opportunity’s shares of common stock of Whitehall.

Immediately prior to the Merger, Whitehall’s common stock was beneficially owned approximately 24.3% by Opportunity and approximately 75.7%, by PWJ Lending, an entity controlled by Prentice Capital Management.  Each of the Reporting Persons expressly disaffirms membership in any group with PWJ Lending, Prentice Capital Management or any other person with regard to the Common Stock.

Prentice Capital Management has filed separately its own Schedule 13D reporting its ownership of shares of Common Stock of BTHC VII, Inc.

Except to the extent set forth above, or in any other Item hereof, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of this Schedule 13D.  However, the Reporting Persons may, at any time and from time to time, review or reconsider their position with respect to the Company, and formulate (and modify) plans or proposals with respect to any such matters.

ITEM 5.                      INTEREST IN SECURITIES OF THE ISSUER.

(a)  As of the date hereof, Opportunity beneficially owns an aggregate of 6,046,813 shares of Common Stock, representing approximately 15.1% of the outstanding shares of Common Stock based upon the 39,953,122 shares of Common Stock represented by the Company to be outstanding as of July 27, 2007 in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 1, 2007 (the “Outstanding Shares”).

As the general partner of Opportunity, Advisors may be deemed to beneficially own the 6,046,813 shares of Common Stock owned by Opportunity, representing approximately 15.1% of the Outstanding Shares.

As the Managing Member of Advisors, Independence may be deemed to beneficially own the 6,046,813 shares of Common Stock owned by Opportunity, representing approximately 15.1% of the Outstanding Shares.

As the sole member of Independence, Seymour Holtzman may be deemed to beneficially own the 6,046,813 shares of Common Stock owned by Opportunity, representing approximately 15.1% of the Outstanding Shares.

(b) Each of the Reporting Persons may be deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by such person by virtue of their respective positions as described in paragraph (a).

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Common Stock during the sixty days preceding the filing of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

ITEM 6.                      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS ORRELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is attached hereto as Exhibit 99.1.

Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Company.

ITEM 7.                      MATERIAL TO BE FILED AS EXHIBITS.

99.1            Agreement of Joint Filing among Seymour Holtzman, SH Independence, LLC, Holtzman Financial Advisors, LLC and Holtzman Opportunity Fund, L.P. dated August 7, 2007.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:     August 7, 2007

/s/ Seymour Holtzman
Seymour Holtzman

SH INDEPENDENCE, LLC

By: /s/ Seymour Holtzman
     Name: Seymour Holtzman
     Title:   Managing Member

HOLTZMAN FINANCIAL ADVISORS, LLC
By:  SH Independence, LLC, its Managing Member

By: /s/ Seymour Holtzman
     Name: Seymour Holtzman
     Title:   Manager

HOLTZMAN OPPORTUNITY FUND, L.P.

By: Holtzman Financial Advisors, LLC, its General Partner

By:  SH Independence, LLC, its Managing Member

By: /s/ Seymour Holtzman
     Name: Seymour Holtzman
     Title:   Manager